

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2014

Via E-mail
Clayton G. Wilson
Chief Executive Officer
Alico, Inc.
10070 Daniels Interstate Court, Suite 100
Fort Myers, Florida 33913

>   **Re: Alico, Inc.**
>   **Form 10-K for the fiscal year ended September 30, 2013**
>   **Filed December 9, 2013**
>   **File No. 0-00261**

Dear Mr. Wilson:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2013

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page 41

1.   Refer to the section of Other (Expense) Income. We note you have classified the line items, Gain on sale of real estate and Impairment of assets held for sale as non-operating income (expense) items. Please tell us what consideration you gave to ASC 360-10-45-4 and 360-10-45-5 in classifying each of these items.

2.   With respect to the $20.3 million gain recorded in the fourth quarter of fiscal year 2013 from the granting of a warranty easement deed to the United States Department of Agriculture, we note you retain title to the property along with the right to subsurface

resources. In this regard, please tell us how you calculated the cost basis associated with this transaction and what accounting literature you relied upon in your determination that recognition of a gain was appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief